UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934


                             Hoenig Group Inc.
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                              (Name of Issuer)


                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)


                                434 396 107
                    -----------------------------------
                               (CUSIP Number)


                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                      Attention: Blaine V. Fogg, Esq.
                               (212) 735-3900
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                   (Name, Address and Telephone Number of
          Person Authorized to Receive Notices and Communications)


                             February 28, 2002
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          (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                            (Page 1 of 6 Pages)

                               ------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D
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CUSIP NO. 434 396 107
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Laura H. Hoenig Grantor Retained Annuity Trust  13-7303535
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [  ]
                                                                      (b) [  ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*
         N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                      [   ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
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               NUMBER OF           7        SOLE VOTING POWER
                SHARES                      0
             BENEFICIALLY          --------------------------------------------
               OWNED BY            8        SHARED VOTING POWER
                 EACH                       500,000
               REPORTING           --------------------------------------------
                PERSON             9        SOLE DISPOSITIVE POWER
                 WITH                       0
                                   --------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                            500,000
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  500,000
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [  ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.3%
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12       TYPE OF REPORTING PERSON*
                  OO
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                  * SEE INSTRUCTIONS BEFORE FILLING OUT!





                                SCHEDULE 13D

         The Statement on Schedule 13D, dated January 7, 2002 (the "Original Statement"), filed by the Laura H. Hoenig Grantor Retained Trust (the "Grantor Retained Trust"), is hereby amended by this Amendment No. 1, dated March 4, 2002 ("Amendment No. 1") to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Hoenig Group Inc., a Delaware corporation ("Hoenig"), which has its principal executive offices at 4 International Drive, Rye Brook, New York, 10573. This Amendment No. 1 is being filed by the Grantor Retained Trust.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following language:

            On February 28, 2002, Hoenig and Investment Technology Group, Inc., a Delaware corporation, ("ITG"), announced that they had entered into an Agreement and Plan of Merger, dated as of February 28, 2002 (the "Merger Agreement"), by and among Hoenig, ITG and Indigo Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ITG ("Indigo"). Pursuant to the Merger Agreement, among other things, (i) Indigo will be merged with and into Hoenig (the "Merger") with Hoenig being the surviving corporation in the Merger and a wholly-owned subsidiary of ITG and (ii) each outstanding share of Common Stock (other than shares of Common Stock held by stockholders who properly exercise appraisal rights pursuant to the Delaware General Corporation Law) will have the right to receive $12.32 plus the per share amount of the net cash proceeds Hoenig receives in the pending sale of its asset management subsidiary Axe-Houghton Associates, Inc. which was announced on February on February 12, 2002.

            On February 28, 2002, the Family Trust entered into a Voting Agreement with ITG (which is further defined and described in Item 6 below).

            A copy of Hoenig's press release announcing the Merger and related agreements and transactions was issued on February 28, 2002 and is included as an exhibit hereto. The Merger Agreement and the Voting Agreement are also included as exhibits hereto. The description of such agreements and the transactions contemplated therein are qualified in their entirety by reference to such exhibits.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding the following language:

            On February 28, 2002, the Grantor Retained Trust entered into a Voting Agreement with ITG, Max H. Levine, Alan B. Herzog and Laura H. Hoenig Family Trust (the "Voting Agreement"). Pursuant to the Voting Agreement, the Grantor Retained Trust has agreed that it would, among other things, vote or cause to be voted approximately 6.3% of the outstanding shares of the Common Stock (i) in favor of the approval of the terms of the Merger Agreement and (ii) against any action that would impede or interfere with, delay, discourage or materially adversely affect the Merger. In addition, the Grantor Retained Trust agreed not to sell, transfer, encumber or otherwise dispose of such shares of Common Stock so long as the Voting Agreement is in effect, subject to certain limited exceptions. The Voting Agreement will terminate upon completion of the Merger or the termination of the Merger Agreement, in accordance with its terms, whichever occurs first.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding the following language:

Exhibit 1 -       Agreement and Plan of Merger, dated as of February
                  28, 2002, by and among Hoenig Group Inc., Investment
                  Technology Group, Inc. and Indigo Acquisition Corp.
                  (incorporated by reference to Exhibit 2.1 of Hoenig's
                  Current Report on Form 8-K filed March 4, 2002).

Exhibit 2 -       Voting Agreement, dated as of February 28, 2002, by
                  and among Investment Technology Group, Inc., Hoenig Group
                  Inc., Alan B. Herzog, Max H. Levine, Laura H. Hoenig
                  Family Trust and Laura H. Hoenig Grantor Retained Annuity
                  Trust (incorporated by reference to Exhibit 99.1 of Hoenig's Current Report on Form 8-K filed March 4, 2002).

Exhibit 3 -       Hoenig's Press Release, dated February 28, 2002
                  (incorporated by reference to Exhibit 99.3 of Hoenig's
                  Current Report on Form 8-K filed March 4, 2002).
                  March 4, 2002.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           LAURA H. HOENIG GRANTOR RETAINED
                                           ANNUITY TRUST


Dated: March 4, 2002                       By: /s/ Kathryn Hoenig
                                               -------------------------------
                                               Kathryn Hoenig, Trustee